Exhibit 23.2

Consent of Independent Public Accounting Firm

The Board of Directors
Primoris Services Corporation:

We consent to the use of our report dated August 10, 2010, with respect to the consolidated balance sheets of Rockford Holdings Corporation as of March 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2010, and our report dated September 3, 2008, with respect to the consolidated balance sheet of Rockford Holdings Corporation as of March 31, 2008, and the related statements of income, stockholders’ equity, and cash flows for the year ended March 31, 2008, incorporated herein by reference.

/s/ KMPG LLP

Portland, Oregon

July 1, 2011